UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Yunji Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.000005 per share
(Title of Class of Securities)

98873N 107(1)
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing ten Class A ordinary shares of the Issuer.

CUSIP NO.:     98873N 107

(1)	NAME OF REPORTING PERSONS
CPYD Singapore Pte. Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore
(5) SOLE VOTING POWER
NUMBER OF	215,800,000 Class A Shares (See Item 4)
SHARES	(6) SHARED VOTING POWER
BENEFICIALLY	0
OWNED BY	(7) SOLE DISPOSITIVE POWER
EACH REPORTING	215,800,000 Class A Shares (See Item 4)
PERSON WITH	(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
215,800,000 Class A Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.4% of Class A Shares[1] (or 10.2% of the total ordinary shares assuming conversion of all outstanding Class B Shares into the same number of Class A Shares2)
(12)	TYPE OF REPORTING PERSON
CO

1     As a percentage of 1,173,204,162 Class A ordinary shares of the Issuer (“Class A Shares”) (excluding the Issuer’s repurchase of 35,627,060 Class A Shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) as of February 29, 2020, as set forth in the Issuer's annual report on Form 20-F filed on April 24, 2020.

2     As a percentage of 2,123,164,162 ordinary shares of the Issuer as of February 29, 2020, comprised of 1,173,204,162 Class A Shares and 949,960,000 Class B ordinary shares of the Issuer (“Class B Shares”) issued and outstanding, as set forth in the Issuer's annual report on Form 20-F filed on April 24, 2020. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

CUSIP NO.:     98873N 107

(1)	NAME OF REPORTING PERSONS
Crescent ACSO Institutional Holdings I Pte. Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore
(5) SOLE VOTING POWER
NUMBER OF	215,800,000 Class A Shares (See Item 4)
SHARES	(6) SHARED VOTING POWER
BENEFICIALLY	0
OWNED BY	(7) SOLE DISPOSITIVE POWER
EACH REPORTING	215,800,000 Class A Shares (See Item 4)
PERSON WITH	(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
215,800,000 Class A Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.4% of Class A Shares[1] (or 10.2% of the total ordinary shares assuming conversion of all outstanding Class B Shares into the same number of Class A Shares2)
(12)	TYPE OF REPORTING PERSON
CO

1     As a percentage of 1,173,204,162 Class A Shares (excluding the Issuer’s repurchase of 35,627,060 Class A Shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) as of February 29, 2020, as set forth in the Issuer's annual report on Form 20-F filed on April 24, 2020.

2     As a percentage of 2,123,164,162 ordinary shares of the Issuer as of February 29, 2020, comprised of 1,173,204,162 Class A Shares and 949,960,000 Class B Shares issued and outstanding, as set forth in the Issuer's annual report on Form 20-F filed on April 24, 2020. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

CUSIP NO.:     98873N 107

(1)	NAME OF REPORTING PERSONS
Crescent Asia Consumer and Special Opportunities Institutional Fund, L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
(5) SOLE VOTING POWER
NUMBER OF	215,800,000 Class A Shares (See Item 4)
SHARES	(6) SHARED VOTING POWER
BENEFICIALLY	0
OWNED BY	(7) SOLE DISPOSITIVE POWER
EACH REPORTING	215,800,000 Class A Shares (See Item 4)
PERSON WITH	(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
215,800,000 Class A Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.4% of Class A Shares[1] (or 10.2% of the total ordinary shares assuming conversion of all outstanding Class B Shares into the same number of Class A Shares2)
(12)	TYPE OF REPORTING PERSON
PN

1     As a percentage of 1,173,204,162 Class A Shares (excluding the Issuer’s repurchase of 35,627,060 Class A Shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) as of February 29, 2020, as set forth in the Issuer's annual report on Form 20-F filed on April 24, 2020.

2     As a percentage of 2,123,164,162 ordinary shares of the Issuer as of February 29, 2020, comprised of 1,173,204,162 Class A Shares and 949,960,000 Class B Shares issued and outstanding, as set forth in the Issuer's annual report on Form 20-F filed on April 24, 2020. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

CUSIP NO.:     98873N 107

(1)	NAME OF REPORTING PERSONS
Crescent Institutional Investment Management Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
(5) SOLE VOTING POWER
NUMBER OF	215,800,000 Class A Shares (See Item 4)
SHARES	(6) SHARED VOTING POWER
BENEFICIALLY	0
OWNED BY	(7) SOLE DISPOSITIVE POWER
EACH REPORTING	215,800,000 Class A Shares (See Item 4)
PERSON WITH	(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
215,800,000 Class A Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.4% of Class A Shares[1] (or 10.2% of the total ordinary shares assuming conversion of all outstanding Class B Shares into the same number of Class A Shares2)
(12)	TYPE OF REPORTING PERSON
CO

1     As a percentage of 1,173,204,162 Class A Shares (excluding the Issuer’s repurchase of 35,627,060 Class A Shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) as of February 29, 2020, as set forth in the Issuer's annual report on Form 20-F filed on April 24, 2020.

2     As a percentage of 2,123,164,162 ordinary shares of the Issuer as of February 29, 2020, comprised of 1,173,204,162 Class A Shares and 949,960,000 Class B Class B Shares issued and outstanding, as set forth in the Issuer's annual report on Form 20-F filed on April 24, 2020. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

CUSIP NO.:     98873N 107

(1)	NAME OF REPORTING PERSONS
David M. Hand
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
(5) SOLE VOTING POWER
NUMBER OF	215,800,000 Class A Shares (See Item 4)
SHARES	(6) SHARED VOTING POWER
BENEFICIALLY	0
OWNED BY	(7) SOLE DISPOSITIVE POWER
EACH REPORTING	215,800,000 Class A Shares (See Item 4)
PERSON WITH	(8) SHARED DISPOSITIVE POWER
0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
215,800,000 Class A Shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
18.4% of Class A Shares[1] (or 10.2% of the total ordinary shares assuming conversion of all outstanding Class B Shares into the same number of Class A Shares2)
(12)	TYPE OF REPORTING PERSON
IN

1     As a percentage of 1,173,204,162 Class A Shares (excluding the Issuer’s repurchase of 35,627,060 Class A Shares in the form of ADSs held as treasury shares and reserved for future issuance upon the exercising or vesting of awards granted under our share incentive plans) as of February 29, 2020, as set forth in the Issuer's annual report on Form 20-F filed on April 24, 2020.

2     As a percentage of 2,123,164,162 ordinary shares of the Issuer as of February 29, 2020, comprised of 1,173,204,162 Class A Shares and 949,960,000 Class B Shares issued and outstanding, as set forth in the Issuer's annual report on Form 20-F filed on April 24, 2020. Each Class B Share is convertible into one Class A Share at any time but the Class A Shares are not convertible into Class B Shares under any circumstances. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

Item 1(a).	Name of Issuer:

Yunji Inc. (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

15/F, South Building

Hipark Phase 2, Xiaoshan District

Hangzhou, Zhejiang, 310000

People’s Republic of China

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by and on behalf of:

(a) CPYD Singapore Pte. Ltd. (“CPYD”);
(b) Crescent ACSO Institutional Holdings I Pte. Ltd. (“Crescent ACSO”);
(c) Crescent Asia Consumer and Special Opportunities Institutional Fund, L.P. (“Crescent Asia”);

(d) Crescent Institutional Investment Management Ltd. (“Crescent Institutional”); and

(e) David M. Hand

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For CPYD, Crescent ACSO, Crescent Asia and Crescent Institutional:

190 Elgin Avenue, George Town,

KY19005 Grand Cayman,

Cayman Islands

For David M. Hand:

c/o One Temasek Avenue,
#20-01 Millenia Tower
Singapore 039192

Item 2(c).	Citizenship:

CPYD — Singapore

Crescent ACSO — Singapore

Crescent Asia — Cayman Islands

Crescent Institutional — Cayman Islands

David M. Hand — United States

Item 2(d).	Title of Class of Securities:

Class A ordinary shares of the Issuer, par value US$0.000005 per share.

The Issuer’s ordinary shares consist of Class A Shares and Class B Shares. Holders of Class A Shares and Class B Shares have the same rights except for voting and conversion rights. Each Class A Share is entitled to one vote, and each Class B Share is entitled to ten votes and is convertible into one Class A Share at any time. Class A ordinary shares are not convertible into Class B Shares under any circumstances.

Item 2(e).	CUSIP Number:

98873N 107 (American depositary shares of the Issuer)

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership:

The following table sets forth the beneficial ownership of the ordinary shares of the Issuer by each of the reporting persons as of February 29, 2019:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class(1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
CPYD	215,800,000 (2)	18.4 (3)	215,800,000	0	215,800,000	0
Crescent ACSO	215,800,000 (2)	18.4 (3)	215,800,000	0	215,800,000	0
Crescent Asia	215,800,000 (2)	18.4 (3)	215,800,000	0	215,800,000	0
Crescent Institutional	215,800,000 (2)	18.4 (3)	215,800,000	0	215,800,000	0
David M. Hand	215,800,000 (2)	18.4 (3)	215,800,000	0	215,800,000	0

(1)

As a percentage of 2,123,164,162 ordinary shares of the Issuer as of February 29, 2020, comprised of 1,173,204,162 Class A Shares and 949,960,000 Class B Shares issued and outstanding, as set forth in the Issuer's annual report on Form 20-F filed on April 24, 2020.

(2)

Represents 215,800,000 Class A Shares held by CPYD. Crescent ACSO owns 66.5% of CPYD and has the sole voting power and investment power over the shares held by CPYD. Crescent ACSO is wholly owned by Crescent Asia. The general partner of Crescent Asia is Crescent Institutional, which is ultimately controlled by David M. Hand. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, each of Crescent ACSO, Crescent Asia, Crescent Institutional and David M. Hand may be deemed to share beneficial ownership of the ordinary shares of the Issuer directly held by CPYD. Each of Crescent ACSO, Crescent Asia, Crescent Institutional and David M. Hand disclaims the beneficial ownership of any of the ordinary shares of the Issuer directly held by CPYD, except to the extent of their pecuniary interests therein. The filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of the Shares for any other purpose than Section 13(d) of the Securities Exchange Act of 1934.

(3)

10.2% of the total ordinary shares assuming conversion of all outstanding Class B Shares into the same number of Class A Shares. The voting power of the ordinary shares beneficially owned by the reporting person represents 2.0% of the total outstanding voting power of all Class A and Class B Shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2020

CPYD Singapore Pte. Ltd.

By:	/s/ Lawrence Lim
Name:	Lawrence Lim
Title:	Authorized Signatory

Crescent ACSO Institutional Holdings I Pte. Ltd.

By:	/s/ Lawrence Lim
Name:	Lawrence Lim
Title:	Authorized Signatory

Crescent Asia Consumer and Special Opportunities Institutional Fund, L.P.

By:	/s/ Lawrence Lim
Name:	Lawrence Lim, Director for GP
Title:	Authorized Signatory

Crescent Institutional Investment Management Ltd.

By:	/s/ Lawrence Lim
Name:	Lawrence Lim
Title:	Authorized Signatory, Director

David M. Hand

By:	/s/ David M. Hand

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A ordinary shares, par value US$0.000005 per share, of Yunji Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

SIGNATURE

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 22, 2020.

CPYD Singapore Pte. Ltd.

By:	/s/ Lawrence Lim
Name:	Lawrence Lim
Title:	Authorized Signatory

Crescent ACSO Institutional Holdings I Pte. Ltd.

By:	/s/ Lawrence Lim
Name:	Lawrence Lim
Title:	Authorized Signatory

Crescent Asia Consumer and Special Opportunities Institutional Fund, L.P.

By:	/s/ Lawrence Lim
Name:	Lawrence Lim, Director for GP
Title:	Authorized Signatory

Crescent Institutional Investment Management Ltd.

By:	/s/ Lawrence Lim
Name:	Lawrence Lim
Title:	Authorized Signatory, Director

David M. Hand

By:	/s/ David M. Hand